Exhibit 99.1

BAYTEX TO PRESENT AT PETERS & CO. ENERGY CONFERENCE

CALGARY, ALBERTA (September 7, 2016) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, Chief Executive Officer, will be presenting at the Peters & Co. Limited 2016 Energy Conference on Tuesday, September 13, 2016 at 3:40 pm EDT (1:40 pm MDT) in Toronto, Ontario. Interested parties can listen to a live audiocast via the following URL:

https://cc.talkpoint.com/pecl001/091316a_ae/?entity=8_8GWSOII

A replay will be available on the Baytex website, www.baytexenergy.com, for six months following the presentation.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 77% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com